Exhibit 23.4

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 31, 2026 with an effective date of December 31, 2025 (the “Connacher Reserves Report”) evaluating the bitumen reserves and the present value of the estimated future net revenues associated with such reserves associated with Connacher Oil and Gas Limited’s Great Divide property.

We hereby consent to the references to our name in this Amendment No. 1 to the Registration Statement on Form F-10, including the prospectus included therein, and to the use of the Connacher Reserves Report. We confirm that we have read the prospectus included in the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Connacher Reserves Report or that are within our knowledge as a result of the services performed by us in connection with the preparation of the Connacher Reserves Report.

Yours truly,

/s/ GLJ LTD.
GLJ LTD.

August 5, 2026